UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Deer Valley Corporation
(Name of Company)

Common Stock, $.001 par value per share
(Title of Class of Securities)

24419610

(CUSIP Number)

Timothy Brog

Peerless Systems Corporation

1055 Washington Blvd.

Stamford, CT 06901

(203) 350-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24419610	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peerless Systems Corporation EIN 95-3732595
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER * 12,436,458 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER * 12,436,458
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,436,458 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% **
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 24419610	13D	Page 3 of 7 Pages

* The number of shares over which the Reporting Person will have sole voting and dispositive power includes (i) 12,310,458 shares of Common Stock being acquired by the Reporting Person from Vicis Capital Master Fund (“Vicis”) for aggregate consideration of $3,600,000; and (ii) 126,000 shares of Common Stock being acquired by the Reporting Person from Deer Valley Corporation (the “Company”) for an aggregate consideration of $81,900. The shares of Common Stock that will be owned by the Reporting Person are being acquired from the Company and Vicis pursuant to a Stock Purchase Agreement dated September 3, 2014 (the “SPA”). The sale of the shares of Common Stock to the Reporting Person is expected to close on or before September 30, 2014. This Schedule 13D is being filed at this time because no material contingencies exist that are not waivable by the Reporting Person.

** Calculated based on 15,401,387 shares of the common stock, $.001 par value, of Deer Valley Corporation outstanding as of August 1, 2014, as reported in the Company’s Report on Form 10-Q for the period ended June 28, 2014 and filed with the SEC August 12, 2014 and taking into account the effect of 126,000 shares to be sold by the Company to the Reporting Person).

Item 1.  Security and Company.

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Deer Valley Corporation. The address of the Company’s principal executive offices is 3030 N. Rocky Point Drive W, Suite 150, Tampa, FL 33607. The Company’s Common Stock is listed on the OTC QB Market under the symbol “DVLY”.

Item 2.  Identity and Background.

(a)           This statement is being filed by Peerless Systems Corporation, a Delaware Corporation (the “Reporting Person”). The name, business address, current principal occupation and the address of the principal occupation of each executive officer and director of the Reporting Person is set forth in Schedules A hereto, respectively, and is incorporated herein by reference. Each such person is a resident of the United States.

(b)            The principal business and principal office address of the Reporting Person is 1055 Washington Blvd., 8th Floor, Stamford, CT 06901.

(c)

The Reporting Person is a NASDAQ listed company that licenses imaging and networking technologies to the digital document markets, which include original equipment manufacturers (“OEMs”) of color and monochrome printers and multifunction office products. The Reporting Person licenses software-based imaging and networking technology for controllers in embedded, attached and stand-alone digital document products such as printers, copiers and multifunction products of OEMs.

CUSIP No. 24419610	13D	Page 4 of 7 Pages

(d)

Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any other person identified in response to this Item 2, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any other person identified in response to this Item 2, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source or Amount of Funds or Other Consideration.

The acquisition of (i) 12,310,458 shares of Common Stock being acquired by the Reporting Person from Vicis for aggregate consideration of $3,600,000; and (ii) 126,000 shares of Common Stock being acquired by the Reporting Person from the Company for aggregate consideration of $81,900 (collectively the “Subject Securities”) is being funded by working capital of the Reporting Person. No funds are being borrowed by the Reporting Person to fund the acquisition of the shares of the Company’s Common Stock, although the Reporting Person may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

Item 4.  Purpose of Transaction.

(a)           The Reporting Person intends to acquire beneficial ownership of the Subject Securities for investment purposes because it believes that the Subject Securities represent an attractive investment opportunity. The Reporting Person believes that the Subject Securities at current market prices are undervalued. The Reporting Person and its representatives have, from time to time, engaged in discussions with management and the board of directors of the Company (the "Board"), as well as with other shareholders and other interested persons, regarding, among other things, the Company’s business and direction.

The Reporting Person intends to continue to discuss the matters described above with the Company’s management and the Board, as well as other shareholders of the Company and other interested persons, and may take other steps seeking to bring about changes to increase shareholder value. Depending on various factors including, without limitation, the Company's financial position and strategic direction, actions taken by the Board, price levels of the Company’s Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Company (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Person reserves the right to change its intention with respect to, and pursue plans or proposals that relate to or could result in, any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.

CUSIP No. 24419610	13D	Page 5 of 7 Pages

(b)           The Reporting Person has no plans to pursue an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company at this time.

(c)           The Reporting Person has no plans to pursue a sale or transfer of a material amount of assets of the Company or any subsidiary at this time.

(d)           Pursuant to the SPA and at the request of the Reporting Person, Vicis and the Company have agreed to take certain actions relating to the composition and makeup of the Company’s Board of Directors before the closing of the SPA, including without limitation taking such corporate action as necessary to: declassify the Board of Directors such that the Board shall be elected annually by the shareholders of the Company; adopt new bylaws for the Company in a form and substance satisfactory to the Reporting Person; increase the number of members of the Board of Directors from five to seven; appoint certain persons selected by the Reporting Person to the Board of Directors; and cause the Company to make necessary filings with the Securities and Exchange Commission evidencing the same.

(e)           The Reporting Person has no plans to change the present capitalization or dividend policy of the Company at this time.

(f)           The Reporting Person has no plans to change the Company’s business or corporate structure at this time.

(g)           Pursuant to the SPA and at the request of the Reporting Person, Vicis has agreed to adopt new bylaws for the Company in a form and substance satisfactory to the Reporting Person.

(h)           N/A

(i)            N/A

(j)            N/A

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Company and upon other developments, including general economic and stock market conditions. The Reporting Person reserves the right to change its intention with respect to, and pursue plans or proposals that relate to or could result in a change to any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.

CUSIP No. 24419610	13D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Company.

(a)

The Reporting Person does not currently own any securities of the Company but will acquire an aggregate of 12,436,458 shares of the Company’s Common Stock upon closing (expected to be September 30, 2014) of the SPA that was executed on September 3, 2014 by and among the Company, the Reporting Person and Vicis Capital Master Fund. The foregoing 12,436,458 shares of Common Stock represent approximately 80.1% of the Issuer’s outstanding Common Stock (based upon 15,401,387 shares of Common Stock outstanding at August 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2014, for the quarter ended June 28, 2014 and taking into account the effect of 126,000 shares to be sold by the Company to the Reporting Person).

(b)	The Reporting Person will have upon acquisition the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 12,436,458 shares of the Company’s Common Stock.

(c)

The shares of Common Stock that will be owned by the Reporting Person are being acquired from the Company and Vicis pursuant to a Stock Purchase Agreement dated September 3, 2014 (the “SPA”). The sale of the shares of Common Stock to the Reporting Person is expected to close on or before September 30, 2014. This Schedule 13D is being filed at this time because no material contingencies exist that are not waivable by the Reporting Person. There have been no other transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company’s common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

CUSIP No. 24419610	13D	Page 7 of 7 Pages

Item 7.  Material to Be Filed as Exhibits.

Stock Purchase Agreement dated September 3, 2014, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Peerless Systems Corporation on September 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

PEERLESS SYSTEMS CORPORATION

By: /s/ Timothy E. Brog, CEO

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Timothy E. Brog	Chairman of the Board and Chief Executive Officer

Timothy E. Brog has been the Chairman of the Board of Directors since June 2008, Chief Executive Officer since August 2010 and a director of the Company since July 9, 2007. Mr. Brog was the Managing Director of Locksmith Capital Management LLC, the portfolio manager to Locksmith Value Opportunity Fund LP, from September 2007 to August 2010 and the Managing Director of E2 Investment Partners LLC, a special purpose vehicle to invest in Peerless, from March 2007 to July 2008. Mr. Brog was President of Pembridge Capital Management LLC, the portfolio manager of Pembridge Value Opportunity Fund LP, a deep value activist hedge fund, from June 2004 to September 2007. Mr. Brog was the Managing Director of The Edward Andrews Group Inc., a boutique investment bank from 1996 to 2007. From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisitions associate of the law firm Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog received a J.D. from Fordham University School of Law in 1989 and a B.A. from Tufts University in 1986. Mr. Brog is a Director of Eco-Bat Technologies Limited.

Yi Tsai	Chief Financial Officer

Yi Tsai has served as the Company’s Chief Financial Officer since January 14, 2013 and as its Principal Financial Officer since November 7, 2012. He served as Executive Director at Nexos Capital Partners, a private equity firm, from August 2005 until January 2013. From 1992 and 2003, Mr. Tsai held senior positions at a number of private equity and venture capital funds. Mr. Tsai began his career in public accounting, working as an auditor at Deloitte & Touche and Bell & Company, before joining Colgate-Palmolive Company as a corporate auditor. He holds a B.S. in Accounting from National Taipei University and an M.B.A. from Case Western Reserve University.

Matthew R. Dickman	Director

Matthew R. Dickman is the co-founder of Just Salad LLC, a quick and healthy restaurant chain with locations in New York City and Hong Kong. Mr. Dickman has served as its General Manager since July 2008. From May 1999 through June 2008, Mr. Dickman served as Manager of Southpaw Capital Management, a privately owned hedge fund. From June 1992 through April 1999, Mr. Dickman was a retail broker and manager of operations at various securities firms. Mr. Dickman graduated from the Marshall School of Business at the University of Southern California with an M.B.A and received a B.A. in Political Science from the University of Colorado.

Jeffrey A. Hammer	Director

Jeffrey A. Hammer has served as a director since August 11, 2008. Mr. Hammer is currently a Managing Director and Co-Head of the Illiquid Financial Assets practice at Houlihan Lokey. This group advises financial institutions, institutional investors, hedge funds, private equity sponsors, family offices, endowments, foundations, pension plans and sovereign wealth funds on the purchase, sale, financing and structuring of equity, debt and alternative illiquid financial assets. Mr. Hammer joined Houlihan Lokey in March 2009 from Bear Stearns & Co, where he was a Senior Managing Director from June 2004 through December 2008. During this time, Mr. Hammer served as the Global Head of Origination for the Private Funds Group from June 2007 through December 2008 and the Co-Head of the private equity fund-of-funds and secondary investing unit, Private Equity Advisors, from June 2004 to June 2007. From April 1999 to May 2004, Mr. Hammer was a Managing Director and Co-Founder of BDC Financial, a Boston-based specialist private equity manager. During the six-year period prior to BDC’s formation in 1999, Mr. Hammer founded two investment management firms, one backed by AEW Capital Management and the AT&T Master Pension Trust and the other backed by Nomura Securities. Mr. Hammer previously served as a senior executive of a leading online provider of SEC-filed corporate financial information. Earlier in his career, Mr. Hammer held positions in investment banking at Morgan Stanley & Co. Inc. in New York and Goldman Sachs & Co. in New York and London. Mr. Hammer received an MBA from Harvard University and an AB from Princeton University. Mr. Hammer has the Series 7, 24, 63 and 79 securities license.

Gerald A. Stein	Director

Gerald A. Stein is an attorney for the Federal Trade Commission, Bureau of Competition, Northeast Region, located in New York, New York, serving in this position since December 2009. In his current position, Mr. Stein leads investigations and analyses of proposed and consummated mergers and acquisitions, and other business conduct to determine whether to recommend and institute FTC enforcement action. From February 2004 through December 2009, Mr. Stein was Counsel in the Litigation Department and Antitrust and Trade Regulation Practice Group in the New York offices of O'Melveny & Myers LLP. From February 1997 through January 2004, Mr. Stein was a Senior Associate in the Litigation Department of the New York offices of Weil, Gotshal & Manges LLP. Mr. Stein has been admitted to practice law in the State of New York and has been in good standing since 1994. He has participated on numerous speaking panels and authored or co-authored several articles in leading legal publications on antitrust law and commercial litigation. Mr. Stein earned his Juris Doctor, cum laude, from the Pace University School of Law and earned his B.A. in Political Science from Tufts University.